SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

jmunsell@sidley.com (212) 839-5609	FOUNDED 1866

August 26, 2009

VIA EDGAR

Kevin Woody (Mail Stop 4561)

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Comments to Annual Reports on Form 10-K for the Year Ended December 31,

2008 for Commodity Pools Managed by DB Commodity Services LLC

Dear Mr. Woody:

Thank you for your comment letters dated August 5, 2009 (the “Comment Letters”) addressed to Michael Gilligan, Principal Financial Officer of DB Commodity Services LLC (the “Managing Owner”) regarding the Annual Reports on Form 10-K for the year ended December 31, 2008 (individually, the “2008 Form 10-K,” collectively, the “2008 Form 10-Ks”) for each of PowerShares DB Commodity Index Tracking Fund (the “DBC Fund”) (File No. 001-32726), DB Commodity Index Tracking Master Fund (the “DBC Master Fund”) (File No. 001-32727), PowerShares DB G10 Currency Harvest Fund (the “DBV Fund”) (File No. 001-33020), DB G10 Currency Harvest Master Fund (the “DBV Master Fund”) (File No. 001-33021), PowerShares DB US Dollar Index Trust (the “DXY Trust”) (File No. 001-33317), and each of its two series, PowerShares DB US Dollar Index Bullish Fund (File No. 001-33314) and PowerShares DB US Dollar Index Bearish Fund (File No. 001-33318) (the “DXY Funds”), DB US Dollar Index Master Trust (File No. 001-33315) (the “DXY Master Trust”), and each of its two series, DB US Dollar Index Bullish Master Fund (File No. 001-33316) and DB US Dollar Index Bearish Master Fund (File No. 001-33319) (the “DXY Master Funds”), PowerShares DB Multi-Sector Commodity Trust (File No. 001-33229) (the “Sectors Trust”), and each of its seven series, PowerShares DB Energy Fund (File No. 001-33240), PowerShares DB Oil Fund (File No. 001-33242), PowerShares DB Precious Metals Fund (File No. 001-33244), PowerShares DB Gold Fund (File No. 001-33231), PowerShares DB Silver Fund (File No. 001-33234), PowerShares DB Base Metals Fund (File No. 001-33236) and PowerShares DB Agriculture Fund (File No. 001-33238) (collectively, the “Sectors Funds”), and DB Multi-Sector Commodity Master Trust (File No. 001-33232) (the “Sectors Master Trust”), and each of its seven series, DB Energy Master Fund (File No. 001-33239), DB Oil Master Fund (File No. 001-33241), DB Precious Metals Master Fund (File No. 001-33243), DB Gold Master Fund (File No. 001-33230), DB Silver Master Fund (File No. 001-33233), DB Base Metals Master Fund (File No. 001-33235) and DB Agriculture Master Fund (File No. 001-33237) (the “Sectors Master Funds”). For purposes of this letter, the DBC Fund, the DBV Fund, the DXY Funds and the Sectors Funds shall hereinafter be collectively referred to as the “DB Funds.”

August 26, 2009

This letter responds on behalf of the Managing Owner to the questions and comments you raised. As discussed with you on August 11, 2009 via telephone conference with Michael Yadgar, Esq. of our office, we have aggregated all comments from the various Comment Letters into our response letter and we will respond accordingly. To the extent that any one question from the Comment Letters is applicable to any one or more specific DB Funds, we have so noted our response. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

COMMENTS APPLICABLE TO ALL DB FUNDS

Documents Incorporated by Reference, page ii

1.	We note that you have incorporated certain disclosure by reference to the prospectus dated June 14, 2008. Please file all relevant pages from your prospectus as an exhibit to the Form 10-K. Refer to Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act. See also the Division’s Compliance and Disclosure Interpretations on Exchange Act Forms, Question 104.11. Also, in future filings, please clearly identify the materials incorporated by reference by page and paragraph. See Rule 12b-23(b) of the Exchange Act.

Response:

Please note that Part I of the Form 10-Ks for the DXY Funds do not incorporate by reference any disclosure from the applicable prospectuses as cited under the “Documents Incorporated by Reference” legends. Therefore, no additional filings will be required with respect to the DXY Funds. We undertake to delete the “Documents Incorporated by Reference” legends in all upcoming reports for the DXY Funds.

Part I in each of the Form 10-Ks with respect to the remaining DB Funds excluding the DXY Funds (the “Remaining DB Funds”) each includes the following incorporation by reference language in substantially the following form (except with respect to the name of the specific index) (the “IBR Paragraph”):

“A description of the business of the Fund and related items is contained in the Prospectus under the sections captioned “Summary,” “Organization Chart,” “Investment Objective,” “The Master-Feeder Structure,” “Description of the Deutsche Bank Liquid Commodity Index-Optimum Yield Excess Return™,” “Information Barriers Between the Index Sponsor and the Managing Owner,” “Charges,” “Conflicts of Interest” and “Description of the Shares and the Master Fund Units; Certain Material Terms of the Trust Declarations,” and such description is incorporated by reference herein by reference from the Prospectus.”

August 26, 2009

As noted above in the IBR Paragraph, each of the Remaining DB Funds incorporated by reference the “Organization Chart,” the “Information Barriers Between the Index Sponsor and the Managing Owner,” and the “Conflicts of Interest” sections from the applicable prospectus (collectively, the “Voluntary Disclosure Items”). Because these Voluntary Disclosure Items are voluntary and are not required by Part I of Form 10-K, we respectfully submit that the incorporation by reference of the Voluntary Disclosure Items is an immaterial incorporation by reference and we will remove the incorporation by reference to the Voluntary Disclosure Items in all upcoming filings with respect to the Remaining DB Funds.

We respectfully submit that the remaining disclosure items incorporated by reference in the IBR Paragraph, specifically, “Summary,” “Investment Objective,” “The Master-Feeder Structure,” “Description of the Deutsche Bank Liquid Commodity Index-Optimum Yield Excess Return™,” “Charges,” and “Description of the Shares and the Master Fund Units; Certain Material Terms of the Trust Declarations” sections from the applicable prospectus (collectively the “Currently Disclosed Items”) are, in pertinent part, already disclosed within Item 1 of Part I in each of the Remaining DB Fund’s Form 10-K. Therefore, the incorporation by reference of the Currently Disclosed Items would be redundant and unnecessary. For ease of reference, we have prepared the following table to identify the sub-sections under which the Currently Disclosed Items are located with respect to each of the Remaining DB Funds.

August 26, 2009

DB Fund for DB Fund Platform	Currently Disclosed Items
	Summary	Investment Objective	The Master-Feeder Structure	Description of the Deutsche Bank Liquid Commodity Index-Optimum Yield Excess Return™	Charges	Description of the Shares and the Master Fund Units; Certain Material Terms of the Trust Declarations
DBC Fund	Part I - Item 1 – BUSINESS – Organization	Part I - Item 1 – BUSINESS – Fund Investment Overview	Part I - Item 1 – BUSINESS – Organization	Part I - Item 1 – BUSINESS – Index Composition	Part I - Item 1 – BUSINESS – The Managing Owner; The Commodity Broker.*	Part I - Item 1 – BUSINESS – Organization Item 1 – BUSINESS – The Trustee; and The Managing Owner

DBV Fund	Part I - Item 1 – BUSINESS – Organization	Part I - Item 1 – BUSINESS – Fund Investment Overview	Part I - Item 1 – BUSINESS – Organization	Part I - Item 1 – BUSINESS – Index Composition	Part I - Item 1 – BUSINESS – The Managing Owner; The Commodity Broker.*	Part I - Item 1 – BUSINESS – Organization Item 1 – BUSINESS – The Trustee; and The Managing Owner

Sector Funds	Part I - Item 1 – BUSINESS – Organization	Part I - Item 1 – BUSINESS – Fund Investment Overview	Part I - Item 1 – BUSINESS – Organization	Part I - Item 1 – BUSINESS – Index Composition	Part I - Item 1 – BUSINESS – The Managing Owner; The Commodity Broker.*	Part I - Item 1 – BUSINESS – Organization Item 1 – BUSINESS – The Trustee; and The Managing Owner

*	We have not cited any additional sub-sections because the management fee and the brokerage fee disclosed under “The Managing Owner” and “The Commodity Broker” sub-sections are the only charges that investors pay with respect to each of the Remaining DB Funds. Other charges are paid by the Managing Owner and have not been included in this response.

August 26, 2009

In light of the foregoing, we undertake to delete the “Documents Incorporated by Reference” legends and the IBR Paragraph from all upcoming reports for each of the Remaining DB Funds.

Item 1. Business

Index Composition, page 2

2.	We note disclosure on page 1 indicating that the Managing Owner may purchase contracts that do not correlate directly to the Index. Please tell us the weighted composition of the Fund as of December 31, 2008, as compared to the composition of the Index on the Base Date. Confirm that you will provide similar disclosure in future filings.

Response:

Please refer to Exhibit 2-1 attached hereto for a breakdown of the weighted composition of each DB Fund as of December 31, 2008, as compared to the composition of the Index on the Base Date.

Please note that the requested information is available to the public on each DB Fund’s webpage. (The home webpage for all DB Funds is http://dbfunds.db.com/dbc/index.aspx.) For example, with respect to the DBC Fund, please see http://dbfunds.db.com/dbc/weights.aspx for the weighted composition of the DBC Fund and http://dbfunds.db.com/dbc/index.aspx for the composition of the DBC Fund’s Index on the Base Date.

In light of the first two sentences of your comment, we note that the Form 10-K for each DB Fund currently addresses the correlation point, in part, with the following disclosure:

“As disclosed in the Fund’s Prospectus, if the Managing Owner determines in its commercially reasonable judgment that it has become impracticable or inefficient for any reason for the Master Fund to gain full or partial exposure to any Index Commodity by investing in a specific Index Contract, the Master Fund may invest in a futures contract referencing the particular Index Commodity other than the Index Contract or, in the alternative, invest in other futures contracts not based on the particular Index Commodity if, in the commercially reasonable judgment of the Managing Owner, such futures contracts tend to exhibit trading prices that correlate with such Index Commodity.”

Because the weighted composition of each (i) DB Fund and (ii) its corresponding Index as of the Base Date is readily available through the internet as noted above, and because the weighted composition of each DB Fund changes daily, we respectfully submit that including the actual weighted composition of each DB Fund as of December 31 in each

August 26, 2009

Form 10-K would not be as valuable as including the below disclosure which would follow immediately after the above quoted paragraph:

“Please see http://dbfunds.db.com/dbc/weights.aspx with respect to the most recently available weighted composition of the DBC Fund and http://dbfunds.db.com/dbc/index.aspx with respect to the composition of the DBC Fund’s Index on the Base Date.”

We confirm that we will include the immediately preceding paragraph to the upcoming Form 10-K report with respect to each DB Fund.

The Managing Owner, page 4

3.	We note that the Managing Owner’s experience is “limited.” Please describe to us in more detail the actual experience of the Managing Owner. Confirm that you will provide similar disclosure in your future filings.

Response:

The word “limited” was initially used because the Managing Owner, an indirect wholly-owned subsidiary of Deutsche Bank AG, was formed on May 23, 2005. The Managing Owner was formed to act as managing owner for each of the DB Funds. As managing owner, the Managing Owner and its trading principals have been managing the day-to-day operations for the DB Fund platforms and managing futures trading accounts. The first DB fund managed by the Managing Owner commenced operations in January 2006.

We will delete the word “limited” and also ensure that each of the upcoming filings (including quarterly reports on Form 10-Q, Registrations Statements, etc.) for the DB Funds include disclosure that is similar to the above paragraph.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 19

Liquidity, page 23

4.	Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years, or since commencement of investment operations, if shorter, and confirm that you will provide similar disclosure, as applicable, in your future filings.

Response:

All the DB Funds either have been or will be subject to margin calls from time-to-time. To be clear, the term “margin” has a very different meaning in the context of futures and OTC derivatives than it does in the context of securities. In particular, “margin” on a futures or other derivatives position does not constitute a borrowing or the collateralization of a loan. None of the DB Funds borrows any money for any purpose whatsoever.

August 26, 2009

To establish a position in an exchange-traded futures contract, an investor simply makes a deposit of “initial margin.” To establish a forward position in an OTC instrument, the forward counterparty may require an analogous deposit, depending upon the anticipated volatility of the forward and the creditworthiness of the person seeking to establish the position. As the Commission has observed, initial margin is intended to secure the obligations of the investor under the contract and to protect those involved in the settlement process. Unlike securities margin, initial margin does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract’s termination unless it is used to cover a loss in the contract position. See, e.g., ICA Release 20313 (May 24, 2004), Section I.A.1., notes 21-23 and accompanying text. The amount of initial margin required to be deposited in order to establish a position in an exchange-traded futures contract varies from instrument to instrument depending, generally, on the historical volatility of the futures contract in question. For example, as of August 17, 2009, the initial margin deposit required to establish a hedging position in the December 2009 10-year Treasury note futures contract (with a notional amount of $118,130) traded on the Chicago Board of Trade is $1,800 per contract, or approximately 1.52% of the contract’s notional amount. That is significantly lower than the initial margin deposit of $6,325 per contract required to establish a position in the December 2009 light, sweet crude oil futures contract (with a notional amount of $75,560 as of August 19, 2009) traded on the New York Mercantile Exchange, or approximately 8.37% of the contract’s notional amount. Determination of the amount of the required initial margin deposit in respect of a particular contract is made by the exchange on which the contract is listed. The deposit of initial margin provides assurance to futures commission merchants and clearing brokers involved in the settlement process that sufficient resources are likely to be on deposit to enable a client’s position to be closed by recourse to the initial margin deposit should the client fail to meet a demand for variation margin, even if changes in the value of the contract in question, which are marked to market from day to day, continue to reflect the contract’s historical volatility. Once a position has been established on a futures exchange, “variation margin” generally is credited or assessed at least daily to reflect changes in the value of the position. As the Commission has observed, in contrast to “initial margin,” “variation margin” represents a system of marking to market the futures contract’s value. See, e.g., ICA Release 20313 (May 24, 2004), Section I.A.1., notes 34-42 and accompanying text. In respect of an OTC forward, the terms of the instrument may require equivalent credits or assessments. Thus, traders in exchange-traded futures contracts are assessed daily in an amount equal to that day’s accumulated losses in respect of any open position (or are credited daily with accumulated gains in respect of such position). As with initial margin, variation margin serves to secure the obligations

August 26, 2009

of the investor under the contract and to protect those involved in the settlement process against the possibility that a client will have insufficient resources to meet its contractual obligations. Like initial margin, variation margin does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract’s termination unless it is used to cover a loss in the contract position. As discussed in Franklin R. Edwards and Cindy W. Ma, Futures and Options, New York, NY: McGraw-Hill Inc., 1992 (p. 39), “The purpose of margin deposits is to assure performance: to guarantee that both longs and shorts ultimately meet their contractual obligations. Margin deposits, therefore, are similar to posting a performance bond…The level of initial margin is different for different futures contracts. In general, it is directly related to the price volatility of the commodity that underlies the futures contract: the greater the price volatility, the higher is the initial margin requirement.”

In light of the foregoing, we respectfully submit that explicit disclosure of the value and frequency of the DB Funds’ margin calls would be irrelevant to an investor or a prospective investor. The DB Funds are not subject to the risks associated with under-collateralization of a borrowing.

Furthermore, the Notes to Consolidated Financial Statements for each Form 10-K reflect the effect of deposits of initial margin and assessments (or credits) of variation margin.

Generally, each DB Fund holds three assets – futures contracts linked with the underlying Index Commodities (or Index Commodity, as applicable), United States Treasury Obligations, and cash.

Each DB Fund deposits cash and United States Treasury Obligations with its Commodity Broker subject to CFTC regulations and various exchange and broker requirements. The combination of each DB Fund’s deposits with its Commodity Broker of cash and United States Treasury Obligations and the unrealized profit or loss on open futures contracts (variation margin) represents each DB Fund’s overall equity in its Commodity Broker trading account. To meet each DB Fund’s initial margin requirements, each DB Fund holds United States Treasury Obligations (the “Initial Margin Amount”). Each DB Fund uses its cash held by the Commodity Broker to satisfy variation margin requirements.

Each DB Fund’s arrangement with its Commodity Broker requires each DB Fund to meet its variation margin requirement related to the price movements, both positive and negative, on futures contracts held by each DB Fund by keeping cash on deposit with its Commodity Broker. Each DB Fund defines cash and cash equivalents held by the Commodity Broker to be highly liquid investments with original maturities of three months or less, when purchased.

August 26, 2009

For example, if the price of the underlying futures contracts that the DBC Fund owns decreases in an amount greater than the Initial Margin Amount, or cash on deposit at the Commodity Broker, then the Commodity Broker will inform the DBC Fund of a margin call in the amount equal to the variation margin requirement. In order to meet the margin call, the DBC Master Fund may liquidate a commensurate amount of its holdings of United States Treasury Obligations. Please note that the margin call is reflected by the DBC Fund’s decrease in its amount of holdings of United States Treasury Obligations and an equal increase in its cash position, which would also equal to the amount of variation margin.

Therefore, we respectfully conclude that the Form 10-Ks are sufficient in their current form.

Results of Operations, page 24

For the year ended December 31, 2008 and the period ended December 31, 2007, page 27

5.	Please provide us with a more detailed discussion of changes in the fund’s net asset performance. Discuss the relationship between net asset values and the performance of the index. Describe changes in the underlying indexes and the value of contracts in the fund’s portfolio that resulted in overall changes to the NAV. Also, to the extent that changes in net asset value reflect material changes in interest income, please describe the impact and reasons for changes in your interest income. Confirm that you will provide similar disclosure in your future filings.

Response:

We note that the second and third sentences of your above comment were addressed in our response dated August 12, 2008, to comment 3 to the SEC Comment Letter dated August 1, 2008 with respect to the Annual Report on Form 10-K for the year ended December 31, 2007, relating to the DBC Fund (the “2007 Response Letter”). A copy of the 2007 Response Letter is attached as Exhibit 5-1 for your reference.

More specifically, the second and third sentences of your comment conceptually reflect the second and third sentences in comment 3 of the 2007 Response Letter, which are included for your reference:

“Please expand the description of net asset performance to discuss the reasons for changes in value during the period resulting from fluctuations in the underlying indices. Also, if material, discuss the impact of changes in your investment returns on NAV.”

August 26, 2009

As noted in the 2007 Response Letter, we discussed our contemplated response to comment 3 in the 2007 Response Letter with Byron Cooper, Esq. of the staff, which was accepted and is included for your reference:

“Strong appreciation in the prices of crude oil, heating oil, gold, corn and wheat during 2007 more than offset falling prices for aluminum during 2007, contributing to an overall 32.57% increase in the level of the Index.”

Please note the current Form 10-K disclosure for the DB Funds, as excerpted, in relevant part, from the Form 10-K for the DBC Fund:

“Fund Share Net Asset Performance

For the Year Ended December 31, 2008, the net asset value of each Share decreased 31.91% from $31.46 per Share to $21.42 per Share. Falling futures contracts prices for crude oil, heating oil, aluminum, corn and wheat during the Year Ended December 31, 2008 more than offset appreciation in prices for gold during that same period, contributing to an overall 30.94% decrease in the level of the DBLCI-OYTR™. On December 30, 2008, the Fund made a $0.34 per Share distribution to Shareholders of record as of December 17, 2008. Therefore, the total return for the Fund on a net asset value basis, including the above noted distribution was -30.83%.” [Emphasis added.]

As noted in the current disclosure (underlined above), the DB Funds’ Form 10-Ks include the spirit of the language that was requested in comment 3 of the 2007 Response Letter. Therefore, we respectfully submit that the current disclosure in the DB Funds’ Form 10-Ks remains sufficient and does not require revisions.

As disclosed in the Form 10-Ks, each DB Fund earns interest income from United States Treasury Obligations and other high credit quality short-term fixed income securities on deposit with its Commodity Broker as margin or otherwise. This interest income earned by each DB Fund is used to offset the expenses of that particular DB Fund. The interest income earned will fluctuate and ultimately depends on the interest yield on the instruments held from time to time. Such interest income has historically been sufficient to cover the fees and expenses of each DB Fund. However, in the current interest rate environment, the interest income has not been sufficient to cover the fees and expenses of any DB Fund. Therefore, the total return on an investment in a DB Fund is expected to underperform its Index, which is calculated on an excess return basis that does not account for fees and expenses.

We will revise, as necessary, each DB Fund’s filings to ensure that disclosure similar to the above paragraph will be included accordingly.

August 26, 2009

Item 8. Financial Statements and Supplementary Data

Financial Statements

General

6.	Please tell us how you have complied with Article 3 of Regulation S-X to provide separate financial statements for the Fund and Master Fund, as each are considered separate registrants.

Response:

Rule 3-02(a) of Article 3 of Regulation S-X (“Consolidated Statements of Income and Changes in Financial Position”) requires, in relevant part, that “there shall be filed, for the registrant and its subsidiaries consolidated . . . audited statements of income and cash flows . . .”

Furthermore, Rule 3A-02 of Article 3A of Regulation S-X (“Consolidated and Combined Financial Statements”) states, in relevant part, the following:

In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity. . . . In any case, the disclosures required by §210.3A–03 should clearly explain the accounting policies followed by the registrant in this area, including the circumstances involved in any departure from the normal practice of consolidating majority owned subsidiaries and not consolidating entities that are less than majority owned. Among the factors that the registrant should consider in determining the most meaningful presentation are the following:

(a) Majority ownership: Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of majority ownership requires a careful analysis of the facts and circumstances of a particular relationship among entities. In rare situations, consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy) . . .” [Emphasis added.]

August 26, 2009

Consistent with above Rule 3-02(a), Rule 3A-02, and Rule 3A-02(a) (collectively, the “Rules”), each DB Fund’s financial statements are presented on an audited and consolidated basis and includes the financial information of its respective Master Fund.

As disclosed in Note 4(a) to the audited financial statements for each DB Fund’s Form 10-K, the consolidated financial statements of each DB Fund have been prepared using U.S. generally accepted accounting principles, and they include the consolidated financial statement balances of each DB Fund and its corresponding Master Fund. Upon the initial offering of the Shares of each DB Fund, the capital raised by each DB Fund was used to purchase 100% of the common units of beneficial interest of its corresponding Master Fund (the “Master Fund Limited Units”) (excluding common units of beneficial interest of the Master Fund held by the Managing Owner (the “Master Fund General Units”)). The Master Fund Limited Units owned by each DB Fund provide each DB Fund and its corresponding investors certain controlling rights and abilities over the corresponding Master Fund. Consequently, and consistent with the Rules, the financial statement balances of the corresponding Master Funds have been consolidated with its corresponding DB Fund’s financial statement balances since the commencement of investment operations of each DB Fund, and all significant inter-company balances and transactions have been eliminated.

Therefore, in light of the Rules and the facts as disclosed above, we respectfully submit that the DB Funds are in compliance with Article 3 of Regulation S-X.

Consolidated Schedule of Investments, page 38

7.	We note that you have presented a lone settlement date for futures contracts disclosed within the schedule. Please clarify whether the portfolio of exchange traded futures contracts expire on the same date, within the month noted (i.e., settlement date noted is average date), or based on a range of dates. If such contracts settle within a range, please tell us why you have not provided a range of settlement dates for these futures contracts. Refer to paragraph 7.16.d. of the AICPA Audit and Accounting Guide – Audits of Investment Companies.

Response:

The description of each futures contract set forth on the Consolidated Schedule of Investments of each DB Fund reflects each futures contract held as of December 31, 2008. Furthermore, the disclosed settlement dates represent the date on which each futures contract will expire.

August 26, 2009

Consolidated Statements of Income and Expenses, page 40

8.	Please revise your statement to present your Net income (loss) on a per-share basis. Please refer to SFAS 128 and SAB Topic 4.F. In addition, please revise your Selected Financial Data on page 18 to disclose this information as well.

Response:

We respectfully submit that the information requested in the first sentence in the above comment has been disclosed in the Note “Net Asset Value and Financial Highlights” to the Notes to Consolidated Financial Statements for each DB Fund and no revision is required.

In light of the response in the immediately preceding paragraph, we undertake to present the net income (loss) on a per-share basis in the Selected Financial Data disclosure in upcoming Form 10-Ks for each of the DB Funds.

Notes to Consolidated Financial Statements

(4) Summary of Significant Accounting Policies

(1) Organizational and Offering Costs, page 49

9.	We note that all organizational and offering expenses of the Fund and Master Fund are incurred and assumed by the Managing Owner. Please tell us, and clarify in future filings, whether the Fund or Master Fund is responsible to the Managing Owner for reimbursement of such payments.

Response:

Neither the DB Funds nor their corresponding Master Funds are, or will be, responsible to the Managing Owner for the reimbursement of organizational and offering costs.

We will include the following underlined disclosure under Note (4) of the Notes to Consolidated Financial Statements or Notes to Unaudited Consolidated Financial Statements, as applicable, for each of the DB Funds in all future periodic report filings.

August 26, 2009

“Organizational and Offering Costs

All organizational and offering expenses of the Fund and its Master Fund are incurred and assumed by the Managing Owner. Neither the Fund nor its Master Fund are, or will be, responsible to the Managing Owner for the reimbursement of organizational and offering costs. Expenses incurred in connection with the continuous offering of Shares also will be paid by the Managing Owner.”

Item 9A. Controls and Procedures, page 50

10.	Please revise to provide disclosure regarding the disclosure controls and procedures and internal control over financial reporting for DB Agriculture Master Fund. We note that your report generally uses the term “Fund” to refer to the Fund and the Master Fund collectively. We believe, however, that you should provide separate disclosure regarding controls and procedures for each separate registrant. Provide similar disclosure regarding disclosure controls and procedures in Item 4 of Part I of your quarterly reports on Form 10-Q.

Response:

The term “Fund” refers to each DB Fund and its corresponding Master Fund collectively because each DB Fund and its corresponding Master Fund collectively constitute one business enterprise. Each DB Fund and its corresponding Master Fund has the same policies and procedures. Each DB Fund has no assets other than ownership of the Master Fund Limited Units issued by its corresponding Master Fund. Each DB Fund and its corresponding Master Fund could be merged immediately without any material effect on either of them. They were formed and currently exist as separate entities for tax reporting purposes, now moot as a result of subsequent guidance published by the IRS. To repeat the disclosure, once for each DB Fund and once for each corresponding Master Fund would be needlessly duplicative. To change references from “the Fund” to “each of the DB Fund and the corresponding Master Fund” does not substantively change the disclosure, but merely adds words to the detriment of clarity.

Furthermore, the Master Funds do not have a class of securities registered under the ’34 Act and technically are not reporting companies.

Finally, because internal control over financial reporting is done at the reporting entity level (i.e. each DB Fund) and as each DB Fund is consolidated with its corresponding Master Fund, each Master Fund is covered in that process.

In light of the foregoing, we respectfully submit that providing separate disclosure regarding the disclosure controls and procedures and internal control over financial reporting for each Master Fund is merely duplicative and would serve to hinder both the clarity and the quality of the disclosure, contrary to the interests of the investors.

August 26, 2009

Item 11. Executive Compensation, page 56

11.	We note that DB Commodity Services LLC receives a monthly management fee of 1/12th of 0.75% (0.75% annually) of the daily net asset value per share at the end of each month. Please revise your disclosure to clarify, if true, that this fee is payable monthly in arrears and disclose when any amounts incurred, but not yet paid at the end of the year, are paid. Clarify whether the fee is based on total NAV or NAV per share. In addition, please quantify any brokerage fees paid to any affiliate of DB Commodity Services LLC. Please supplementally provide us your proposed disclosure.

Response:

Please note that, for example, the DBC Master Fund pays the Managing Owner a Management Fee, monthly in arrears, in an amount equal to 0.75% per annum of the daily net asset value of the DBC Master Fund with respect to the DBC Fund. (The prior sentence applies equally to all of the other DB Funds and their respective Master Funds, except with respect to the amount, which varies.) When this Management Fee is incurred and not yet paid at the end of the year, it is reflected as a liability on the balance sheet of the applicable DB Fund. We will revise the Item 11 disclosure to reflect the foregoing in the upcoming 10-K filings and as provided below.

Please note that the discrepancy of the disclosure between basing the Management Fee on the daily net asset value of the Master Fund in contrast to the daily net asset value per Share is immaterial. The Management Fee is identical in both cases. Because the net asset value of each DB Fund is equal to the net asset value of its corresponding Master Fund, and because Shares of each DB Fund is issued on a one-to-one basis with respect to each corresponding Master Fund, the Management Fee calculation is identical in both cases.

We confirm that we will disclose the brokerage fees paid to affiliates of the Managing Owner. (Such information is currently in Note 3 under the sub-section “The Commodity Broker.”)

August 26, 2009

We propose the following underlined language for Item 11 in the upcoming Form 10-Ks:

“As of the Year Ended December 31, 2009, the Fund has incurred Management Fees of $[        ] to DB Commodity Services LLC of which $[        ] had been paid at December 31, 2009. Management Fees of $[        ] were unpaid at December 31, 2009 and are reported as a liability on the consolidated statement of financial condition.

As of the Year Ended December 31, 2009, the Fund has incurred brokerage fees of $[        ] to Deutsche Bank Securities Inc. of which $[        ] had been paid at December 31, 2009. Brokerage fees of $[        ] were unpaid at December 31, 2009 and are reported as a liability on the consolidated statement of financial condition.”

Language that is substantially similar to the above paragraph will be included in each of the Form 10-Ks for each DB Fund.

Item 15. Exhibits and Financial Statement Schedules

12.	We note that you have incorporated by reference the forms of various agreements rather than executed agreements. Please tell us why you have not filed executed copies of these agreements. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K. In addition, please advise us whether any of these agreements have been modified since they were filed as exhibits to the Form S-1. See Rule 12b-32(b) of the Exchange Act and Item 601(a)(4) of Regulation S-K.

Response:

Pursuant to Instruction 1.A of Item 601(a)(4), we have not filed executed agreements because the material terms of such material agreements have been disclosed in Rule 424 filings. Although certain of the material agreements may have been modified, none of the modifications were material and therefore, under Instruction 1.B of Item 601(a)(4), such amended agreements have not been re-filed.

Please note that a form of Participant Agreement with respect to each of the DB fund platforms has been filed as Exhibit 4 to each corresponding registration statement.

If an eligible institution is interested in becoming an Authorized Participant to one or more DB Funds, such an entity would review the form of Participant Agreement and then proceed to contact the Managing Owner with a view to entering into a Participant Agreement. All negotiated changes to the form of Participant Agreement have been immaterial, and, consistent with both Instructions 1.A and 1.B, an executed version of such a Participant Agreement is not required to be filed. Furthermore, each prospectus

August 26, 2009

includes the names of all Authorized Participants who have executed Participant Agreements in the section titled “Plan of Distribution.” Finally, investors have been advised in the prospectuses of the DB Funds that they should contact the Bank of New York Mellon, as the administrator of the DB Funds, in order to obtain the names of all Authorized Participants.

Certifications

13.	We note that you have provided certifications relating only to PowerShares DB Agriculture Fund. Considering that DB Agriculture Master Fund is a separate registrant for purposes of reporting under the 1934 Act, you should also provide certifications relating to that registrant. Please amend your Form 10-K and all subsequent Form 10-Qs to include the appropriate certifications.

Response:

Because comment 13 addresses the identical issue that is addressed in comment 10, please refer to our response to comment 10.

14.	We note that you have included the title of the certifying individual when identifying such individual at the beginning of the certification. As your certifications must be signed in a personal capacity, please confirm to us that in future filings your certifications will exclude the title of the certifying individual from the opening sentence. Please also ensure that the certifications of your current principal executive and financial officers are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Response:

We confirm that, in all applicable future filings, the above-referenced certifications will exclude the title of the certifying individual from the opening sentence.

We also confirm that the certifications of the Managing Owner’s current principal executive and financial officers will, except for permissible revisions, be in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

August 26, 2009

Item 15. Exhibits and Financial statement Schedules

15.	We note your License Agreement with Invesco Powershares Capital Management LLC for the “Power Shares” trademark. Item 601(b)(10) of Regulation S-K requires you to file as an exhibit any material contract. Please include the License Agreement as an exhibit or provide us an analysis as to why you believe it is not a material contract.

Response:

The Managing Owner has determined that the above referenced License Agreement is not material to the business or operations of any DB Fund because it merely relates to the use of the PowerShares name and trademark in each DB Fund’s name and is irrelevant to the substantive operation of each DB Fund’s business.

COMMENT SPECIFICALLY DIRECTED TO POWERSHARES DB US DOLLAR INDEX TRUST AND DB US DOLLAR INDEX MASTER TRUST

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures

16.	Please tell us why the 10-Ks for the Bullish Fund and the Bearish Fund do not include disclosure regarding the disclosure controls and procedures and internal control over financial reporting for the DB US Dollar Index Trust and the DB US Dollar Index Master Trust. Similarly, please tell us why the periodic reports of each series do not include certifications relating to these entities.

Response:

Although comment 16 is specifically directed to the Trust and Master Trust levels, comment 16 addresses the identical issue that is addressed in comment 10. In addition to reviewing the following two paragraphs which explain the series trust structure, please refer to our response to comment 10.

The DXY Trust and the DXY Master Trust were each formed as Delaware statutory trusts, each with two separate series. The DXY Trust and the DXY Master Trust are each Delaware statutory trusts organized in series. The DXY Trust has two series, or funds, which are the DXY Funds. The DXY Master Trust also has two series, or master funds, which are the DXY Master Funds.

Each of the DXY Trust and the DXY Master Trust do not have any operations or have any assets other than the operations and assets of the DXY Funds. In effect, the DXY Trust and the DXY Master Trust each “house” each of the DXY Funds and each of the DXY Master Funds, respectively. Each of the DXY Funds prepare financial statements on a consolidated basis with their respective DXY Master Funds.

August 26, 2009

COMMENT SPECIFICALLY DIRECTED TO POWERSHARES DB G10 CURRENCY HARVEST FUND

Results of Operations

For the years ended December 31, 2008 and 2007 and the period ended December 31, 2006, page 32

17.	We note that the Index returned -27.80% for the year ended December 31, 2008, and that the fund share net asset performance decreased 28.78%. We further note your disclosure that the gains of the long index currency positions in the British pound did not exceed the losses on the long positions in the Australian Dollar, New Zealand Dollar and the Norwegian Krone, and the losses of the short index currency positions in the Swedish Krona, Japanese Yen and Swiss Franc. Please provide us with a more detailed discussion of changes in the fund’s net asset performance, including a description of the losses, and discuss any trends or uncertainties that contributed to the significant decrease in NAV. Describe changes in the underlying index and the value of contracts in the fund’s portfolio that resulted in overall changes to the NAV. Also, to the extent that changes in net asset value reflect material changes in interest income, please describe the impact and reasons for changes in your interest income. Confirm that you will provide similar disclosure in your future filings.

Response:

As each of the DB Funds are index tracking funds, any trends or uncertainties that contribute to any change in NAV, whether positive or negative, are irrelevant due to the tracking nature of each of the DB Funds.

We note that the fourth, fifth and sixth sentences of your above comment were addressed in our response to comment 5 above.

August 26, 2009

COMMENT SPECIFICALLY DIRECTED TO POWERSHARES DB US DOLLAR INDEX BULLISH FUND, POWERSHARES DB US DOLLAR INDEX BEARISH FUND AND POWERSHARES DB G10 CURRENCY HARVEST FUND

Fund Investment Overview, page 1

18.	Please tell us whether your trading system is discretionary or systematic and whether there have been any changes in your trading system over the past year. Confirm that you will provide similar disclosure in your future filings.

Response:

Each of the DB Funds are index tracking funds and do not utilize any trading system, whether discretionary, systematic or otherwise. Each Index is a mathematical construct that is comprised of certain underlying Index Commodities (assuming that the Index includes more than one commodity), each of which is assigned an initial weight. As the value of the underlying Index Commodities changes, the relative weights of each Index Commodity will vary. Each Index (excluding single Index Commodity Indexes) will be re-balanced at a pre-determined frequency in order to restore the target weights. Each Master Fund will invest in futures contracts tied to the underlying Index Commodities with a view to tracking the changes, whether positive or negative, in the changes in the levels of the corresponding Index. Therefore, the Managing Owner serves in an administrative role in order to ensure that each DB Fund invests in a manner that seeks to track the corresponding Index.

COMMENT SPECIFICALLY DIRECTED TO POWERSHARES DB US DOLLAR INDEX BULLISH FUND AND POWERSHARES DB US DOLLAR INDEX BEARISH FUND

USDX® Composition, page 2

19.	Please explain whether the Index is rebalanced periodically to maintain the same proportions that each currency was weighted at inception. If not, please expand the disclosure in future filings to show the index weights as of the most recent fiscal year end.

As discussed with Angela McHale, Esq., of the staff, we understand that the term “Index” in the above comment references the U.S. Dollar Index®, or USDX®.

August 26, 2009

We will include the following disclosure in future filings with respect to the USDX®:

“There are no regularly scheduled adjustments or rebalancings of the USDX. The USDX has only been adjusted once, when the euro was introduced as the common currency for the European Union (EU) bloc of countries. Without any other adjustments, the combination of components and their respective weightings in the USDX have yielded performance results similar to other commonly used US dollar indexes, whether those index methodologies are based on trade weights or capital flow weights.”1

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

Enclosure

cc:	Michael Gilligan
Hans Ephraimson

[1]	See https://www.theice.com/publicdocs/nybot/ICE_Dollar_Index_FAQ.pdf.

EXHIBIT 2-1

Exhibit 2-1

Fund	Commodity	Contract Expiry	Fund Weights as of 12/31/08	Base Weights as of Base Date
DBV	Australian Dollar	Mar-09	35.13	33.33%
DBV	Japanese Yen	Mar-09	-33.03	-33.33%
DBV	New Zealand Dollar	Mar-09	35.56	33.33%
DBV	Norwegian Krone	Mar-09	32.66	33.33%
DBV	Swiss Franc	Mar-09	-36.24	-33.33%

UUP	USDX	Mar-09	100.01	100%

UDN	USDX	Mar-09	-90.84	-100%

DBO	Crude Oil (WTI)	Jul-09	100	100%

DGL	Gold	Jun-09	99.88	100%

DBC	Crude Oil (WTI)	Jul-09	31.69	35.00%
DBC	Corn	Dec-09	12.86	11.25%
DBC	Gold	Jun-09	13.42	10.00%
DBC	Heating Oil	Jun-09	16.85	20.00%
DBC	Aluminium	Nov-09	10.92	12.50%
DBC	Wheat	Jul-09	14.26	11.25%

DBS	Silver	Dec-09	100.06	100%

DBE	Crude Oil (WTI)	Jul-09	22.82	22.50%
DBE	Heating Oil	Jun-09	21.25	22.50%
DBE	Brent Crude Oil	Sep-09	23.49	22.50%
DBE	Natural Gas	May-09	10.02	10.00%
DBE	RBOB Gasoline	Dec-09	22.42	22.50%

DBP	Gold	Jun-09	81.15	80.00%
DBP	Silver	Dec-09	18.88	20.00%

DBB	Aluminium	Nov-09	29.17	33.33%
DBB	Copper-Grade A	Mar-09	29.95	33.33%
DBB	Zinc	May-09	40.95	33.33%

DBA	Corn	Dec-09	24.09	25.00%
DBA	Sugar	Jul-09	24.36	25.00%
DBA	Soybeans	Nov-09	24.82	25.00%
DBA	Kansas Wheat	Jul-09	7.01	0%
DBA	Wheat	Jul-09	14.97	25.00%
DBA	Minneapolis Wheat	Dec-09	4.76	0%

EXHIBIT 5-1

Exhibit 5.1

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
jmunsell@sidley.com (212) 839-5609	FOUNDED 1866

August 12, 2008

VIA EDGAR

Karen J. Garnett (Mail Stop 4561)

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	PowerShares DB Commodity Index Tracking Fund
Form 10-K for the year ended December 31, 2007
File No. 001-32726

Dear Ms. Garnett:

Thank you for your comment letter dated August 1, 2008 (the “Comment Letter”) addressed to Kevin Rich, Chief Executive Officer of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) for PowerShares DB Commodity Index Tracking Fund (the “Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. As noted below, I discussed the Comment Letter by telephone with your colleague, Byron Cooper, Esq., on Monday, August 4, 2008.

In addition to the Fund, the Managing Owner also serves in the same capacity with respect to PowerShares DB G10 Currency Harvest Fund, PowerShares DB US Dollar Index Bullish Fund, PowerShares DB US Dollar Index Bearish Fund, PowerShares DB Energy Fund, PowerShares DB Oil Fund, PowerShares DB Precious Metals Fund, PowerShares DB Gold Fund, PowerShares DB Silver Fund, PowerShares DB Base Metals Fund and PowerShares DB Agriculture Fund (collectively, the “DB Funds”). Because responses 1 and 3 below are equally applicable to each of the DB Funds, the Managing Owner intends to incorporate responses 1 and 3 into all future annual and quarterly reports for each of the DB Funds.

Item 1. Business, page 1

1.	Please provide a summary of your futures portfolio holdings by sector as of the end of the fiscal year. Identify each sector and disclose the dollar amount held in that sector as well as the percentage of your total futures holdings. Also, please clarify the amount and percentage of your assets that are deposited as margin on futures contracts and the amount and percentage invested in treasuries and other fixed-income securities as of the end of the fiscal year.

Ms. Karen J. Garnett

August 12, 2008

Response:

Based on my conversation with Mr. Cooper, we understand that disclosure of additional information under Item 1 in the Form 10-K for the year ended December 31, 2008 relating to the Index would, in part, satisfy the above comment. We suggest inserting the subsection “Index Composition” from the section “Description of the Deutsche Bank Liquid Commodity Index-Optimum Yield Excess ReturnTM” from page 29 of the Fund’s currently effective prospectus dated May 1, 2008. That section is set forth below for your convenience.

“Index Composition

The Index is composed of notional amounts of each of the Index Commodities. The notional amounts of each Index Commodity included in the Index are broadly in proportion to historical levels of the world’s production and supplies of the Index Commodities. The closing level of the Index is calculated on each business day by the Index Sponsor based on the closing price of the futures contracts for each of the Index Commodities and the notional amount of such Index Commodity.

The Index is rebalanced annually in November to ensure that each of the Index Commodities is weighted in the same proportion that such Index Commodities were weighted on July 31, 1988, or the Base Date. The following table reflects the index base weights, or Index Base Weights, of each Index Commodity on the Base Date:

Index Commodity	Index Base Weight (%)
Light, Sweet Crude Oil	35.00
Heating Oil	20.00
Aluminum	12.50
Gold	10.00
Corn	11.25
Wheat	11.25

Closing Level on Base Date:	100.00

The Index has been calculated back to the Base Date. On the Base Date, the closing level was 100.

Ms. Karen J. Garnett

August 12, 2008

The Index Commodities are traded on the following futures exchanges: Light, Sweet Crude Oil and Heating Oil: New York Mercantile Exchange; Aluminum: The London Metal Exchange Limited; Gold: Commodity Exchange Inc., New York; and Corn and Wheat: Board of Trade of the City of Chicago Inc.

The composition of the Index may be adjusted in the event that the Index Sponsor is not able to calculate the closing prices of the Index Commodities.

The Index includes provisions for the replacement of futures contracts as they approach maturity. This replacement takes place over a period of time in order to lessen the impact on the market for the futures contracts being replaced. With respect to each Index Commodity, the Master Fund employs a rule-based approach when it ‘rolls’ from one futures contract to another. Rather than select a new futures contract based on a predetermined schedule (e.g., monthly), each Index Commodity rolls to the futures contract which generates the best possible ‘implied roll yield.’ The futures contract with a delivery month within the next thirteen months which generates the best possible implied roll yield will be included in the Index. As a result, each Index Commodity is able to potentially maximize the roll benefits in backwardated markets and minimize the losses from rolling in contangoed markets.

In general, as a futures contract approaches its expiration date, its price will move towards the spot price in a contangoed market. Assuming the spot price does not change, this would result in the futures contract price decreasing and a negative implied roll yield. The opposite is true in a backwardated market. Rolling in a contangoed market will tend to cause a drag on an Index Commodity’s contribution to the Fund’s return while rolling in a backwardated market will tend to cause a push on an Index Commodity’s contribution to the Fund’s return.

If the Managing Owner determines in its commercially reasonable judgment that it has become impracticable or inefficient for any reason for the Master Fund to gain full or partial exposure to any Index Commodity by investing in a specific futures contract that is a part of the Index, the Master Fund may invest in a futures contract referencing the particular Index Commodity other than the specific contract that is a part of the Index or, in the alternative, invest in other futures contracts not based on the particular Index Commodity if, in the commercially reasonable judgment of the Managing Owner, such futures contracts tend to exhibit trading prices that correlate with a futures contract that is a part of the Index.

Ms. Karen J. Garnett

August 12, 2008

The Index is calculated in USD on both an excess return (unfunded) and total return (funded) basis.

The futures contract price for each Index Commodity will be the exchange closing prices for such Index Commodity on each weekday when banks in New York, New York are open, or Index Business Days. If a weekday is not an Exchange Business Day (as defined in the following sentence) but is an Index Business Day, the exchange closing price from the previous Index Business Day will be used for each Index Commodity. “Exchange Business Day” means, in respect of an Index Commodity, a day that is a trading day for such Index Commodity on the relevant exchange (unless either an Index disruption event or force majeure event has occurred).

On the first New York business day, or Verification Date, of each month, each Index Commodity futures contract will be tested in order to determine whether to continue including it in the Index. If the Index Commodity futures contract requires delivery of the underlying commodity in the next month, known as the Delivery Month, a new Index Commodity futures contract will be selected for inclusion in the Index. For example, if the first New York business day is May 1, 2008, and the Delivery Month of the Index Commodity futures contract currently in the Index is June 2008, a new Index Commodity futures contract with a later Delivery Month will be selected.

For each underlying Index Commodity in the Index, the new Index Commodity futures contract selected will be the Index Commodity futures contract with the best possible “implied roll yield” based on the closing price for each eligible Index Commodity futures contract. Eligible Index Commodity futures contracts are any Index Commodity futures contracts having a Delivery Month (i) no sooner than the month after the Delivery Month of the Index Commodity futures contract currently in the Index, and (ii) no later than the 13th month after the Verification Date. For example, if the first New York business day is May 1, 2008 and the Delivery Month of an Index Commodity futures contract currently in the Index is therefore June 2008, the Delivery Month of an eligible new Index Commodity futures contract must be between July 2008 and July 2009. The implied roll yield is then calculated and the futures contract on the Index Commodity with the best possible implied roll yield is then selected. If two futures contracts have the same implied roll yield, the futures contract with the minimum number of months prior to the Delivery Month is selected.

Ms. Karen J. Garnett

August 12, 2008

After the futures contract selection, the monthly roll for each Index Commodity subject to a roll in that particular month unwinds the old futures contract and enters a position in the new futures contract. This takes place between the 2nd and 6th Index Business Day of the month.

On each day during the roll period, new notional holdings are calculated. The calculations for the old Index Commodities that are leaving the Index and the new Index Commodities are then calculated.

On all days that are not monthly index roll days, the notional holdings of each Index Commodity future remains constant.

The Index is re-weighted on an annual basis on the 6th Index Business Day of each November.

The Index calculation is expressed as the weighted average return of the Index Commodities.”

Please note that the audited Consolidated Schedule of Investments on page 36 of the 2007 Form 10-K discloses the items requested in the first two sentences in the above comment. In response to the third sentence of the foregoing comment, we suggest including the following language under the sub-section “Fund Investment Overview” in Item 1 of future Forms 10-K:

“The Fund does not employ leverage. As of December 31, 200[  ], the Fund has $[        ] or 100% of its holdings of cash, Treasury bills and other fixed-income securities on deposit with its FCM. Of this, $[        ] or [    ]% of the Fund’s holdings of cash, Treasury bills and other fixed-income securities are required to be deposited as margin in support of the Fund’s long futures positions. For additional information, please see the audited Consolidated Schedule of Investments dated December 31, 2008 for a breakdown of the Fund’s portfolio holdings.”

Ms. Karen J. Garnett

August 12, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.	Refer to the performance summary and the chart on page 19. Please tell us why the chart reflects the returns of the DBLCI-OYTR instead of the Index. Also, we note that the DBLCI-OYTR consists of the Index plus 3 month U.S. Treasury obligations returns. Please tell us whether the total returns for DBLCI-OYTR shown in the table include returns on treasuries.

We bring to your attention the italicized language at the bottom of page 19 of the 2007 Form 10-K. You should note that changes in the levels of each of the Underlying Indices presented in the six rows of the table also are “TR” indices that include interest income from a hypothetical basket of U.S. Treasury securities. The Managing Owner has concluded that, in the current interest rate environment, results for the DBLCI-OYTR, which consists of the Index plus 3-month U.S. Treasury securities returns, are appropriate to use in the performance summary and the chart on page 19 because (i) the Fund must collateralize its futures positions with U.S. Treasury securities, (ii) the Index does not include a hypothetical basket of U.S. Treasury securities, but the DBLCI-OYTR does, and (iii) in the current interest rate environment, the Fund is expected to outperform the Index and underperform the DBLCI-OYTR (as a result of the fact that the Fund’s income from its holdings of U.S. Treasury securities exceeds the Fund’s expenses). Should the interest rate environment change materially, the Managing Owner expects to reconsider its conclusion.

Ms. Karen J. Garnett

August 12, 2008

For the Year Ended December 31, 2007 Compared to the Period Ended December 31, 2006, page 25

3.	We note that the results of operations disclosure recites changes in the share price, total return, and net asset value for the periods presented. Please expand the description of net asset performance to discuss the reasons for changes in value during the period resulting from fluctuations in the underlying indices. Also, if material, discuss the impact of changes in your investment returns on NAV.

Response:

Based on my conversation with Mr. Cooper, future filings on Form 10-K will include a narrative discussion of the contribution of each Index Commodity to the net return of the Index and the Fund for the reporting period. As an example, a narrative discussion of the results for 2007 might read as follows:

“Strong appreciation in the prices of crude oil, heating oil, gold, corn and wheat during 2007 more than offset falling prices for aluminum during 2007, contributing to an overall 32.57% increase in the level of the Index.”

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

Enclosure

cc:	Kevin Rich

DB Commodity Services LLC

60 Wall Street

New York, New York 10005

August 26, 2009

VIA EDGAR

Kevin Woody (Mail Stop 4561)

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Registrants and Co-Registrants Set forth on the Execution Pages Attached Hereto (Collectively, the “DB Funds”) Annual Reports on Form 10-K for the Year Ended December 31, 2008 (collectively, the “2008 Form 10-Ks”)

Dear Mr. Woody:

We reference the response letter regarding the above-referenced matter dated August 26, 2009 from James C. Munsell, Esq. of Sidley Austin LLP and addressed to your attention (the “Response Letter”).

In connection with and pursuant to the Response Letter, we, DB Commodity Services LLC, in our capacity as the managing owner (the “Managing Owner”) of and on behalf of each of the DB Funds acknowledge that:

•	Each DB Fund is responsible for the adequacy and accuracy of the disclosure in their respective 2008 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any 2008 Form 10-K; and

•	the DB Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to telephone the undersigned at 212.250.5883.

[Signature pages continue on the next page]

PowerShares DB Commodity Index Tracking Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Commodity Index Tracking Master Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

[Signature pages continue on the next page]

PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Energy Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Oil Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Precious Metals Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Gold Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Silver Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Base Metals Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Agriculture Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Energy Master Fund, a series of DB Multi-Sector Commodity Master Trust

By: DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Oil Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Precious Metals Master Fund, a series of DB Multi-Sector Commodity Master Trust

By: DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Gold Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Silver Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Base Metals Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Agriculture Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB G10 Currency Harvest Fund\

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB G10 Currency Harvest Master Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

[Signature pages continue on the next page]

PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB US Dollar Index Bullish Fund, a series of PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB US Dollar Index Bearish Fund, a series of PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

[Signature pages continue on the next page]

DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB US Dollar Index Bullish Master Fund, a series of DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB US Dollar Index Bearish Master Fund, a series of DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer